KING DIGITAL ENTERTAINMENT PLC 6-K

EXHIBIT 99.6

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY (IN WHOLE OR IN PART) IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

FOR IMMEDIATE RELEASE

30 November 2015

Recommended Acquisition of King Digital Entertainment plc by Activision Blizzard, Inc.

Announcement re Posting of Scheme Document and Scheme Meetings

On 2 November 2015, the board of directors of King Digital Entertainment plc (“King”) and the board of directors of Activision Blizzard, Inc. (“Activision Blizzard”) announced that they had reached agreement on the terms of a recommended acquisition of King to be made by ABS Partners C.V., a wholly-owned subsidiary of Activision Blizzard, for the entire issued ordinary share capital of King (the “Acquisition”). The Acquisition will be effected by means of a scheme of arrangement under Chapter 1 of Part 9 of the Companies Act 2014 (the “Scheme”).

Accordingly, King announces that earlier today the High Court of Ireland made an order directing that the scheme meetings be convened, and notes that details in relation to the date, time and place of each of the scheme meetings and related extraordinary general meeting are as set out below.

King also announces that it has today posted to King shareholders a scheme circular relating to the Acquisition (the "Scheme Document"). The Scheme Document sets out, amongst other things, the full terms and conditions of the Scheme, information required under Section 452 of the Companies Act 2014, an expected timetable of principal events, a profit forecast for the 2015 fiscal year, and details of the action to be taken by King shareholders.

Furthermore, notices convening each of the scheme meetings (the “Scheme Meetings”) and the related extraordinary general meeting are contained in the Scheme Document. The Scheme Meetings for each relevant share class and the related extraordinary general meeting will commence at 11.00 a.m., 11.05 a.m. (or, if later, as soon thereafter as the preceding meeting shall have been concluded or adjourned), 11.10 a.m. (or, if later, as soon thereafter as the preceding meeting shall have been concluded or adjourned) and 11.15 a.m. (or, if later, as soon thereafter as the preceding meeting shall have been concluded or adjourned), respectively, on 12 January 2016 at 2 Grand Canal Square, Dublin 2, Ireland.

King shareholders should carefully read the Scheme Document in its entirety before making a decision with respect to the Scheme. King shareholders are strongly urged to complete, sign and return proxy cards as soon as possible. All references to time in this announcement are to Dublin time.

For further information please contact:

Alice Ryder

King Digital Entertainment, VP of Investor Relations

+1 425 533 5706

ir@king.com

alice.ryder@king.com

The directors of King accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of King (who have taken all reasonable care to ensure that such is the case) the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

The release, publication or distribution of this announcement in or into certain jurisdictions may be restricted by the laws of those jurisdictions. Accordingly, copies of this announcement and all other announcements relating to the combination are not being, and must not be, released, published, mailed or otherwise forwarded, distributed or sent in, into or from any restricted jurisdiction. Persons receiving such announcements (including, without limitation, nominees, trustees and custodians) should observe these restrictions. Failure to do so may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies involved in the combination disclaim any responsibility or liability for the violations of any such restrictions by any person.

Under the provisions of Rule 8.3 of the Irish Takeover Rules, if any person is, or becomes, “interested” (directly or indirectly) in, 1% or more of any class of “relevant securities” of King, all “dealings” in any “relevant securities” of King (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by not later than 3:30 pm ET/New York time on the “business day” following the date of the relevant transaction. This requirement will continue until the Effective Date or the Offer Period otherwise ends. If two or more persons cooperate on the basis of any agreement, either express or tacit, either oral or written, to acquire an “interest” in “relevant securities” of King, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules.

Under the provisions of Rule 8.1 of the Irish Takeover Rules, all “dealings” in “relevant securities” of King by Activision Blizzard, Inc. or ABS Partners C.V., or by any party acting in concert with it, must also be disclosed by no later than 12 noon ET/New York time on the “business” day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed, can be found on the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie.

“Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities. Terms in quotation marks are defined in the Irish Takeover Rules, which can also be found on the Irish Takeover Panel's website.

If you are in any doubt as to whether or not you are required to disclose a dealing under Rule 8, please consult the Irish Takeover Panel's website at www.irishtakeoverpanel.ie or contact the Irish Takeover Panel on telephone number +353 1 678 9020 or fax number +353 1 678 9289.

A copy of this announcement will be made available by King, on its website, free of charge, subject to certain restrictions relating to persons in restricted jurisdictions at investor.king.com/acquisition by no later than 12 noon ET/New York time on 1 December 2015.